For Immediate Release

Nordion Provides Update on AECL MAPLE Arbitration

OTTAWA, Canada, June 29, 2012 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services for the prevention, diagnosis and treatment of disease, today released an update to the ongoing arbitration process with Atomic Energy of Canada Limited (AECL) relating to the MAPLE facilities.  The MAPLE facilities are the nuclear reactors and processing facility that were being constructed to serve as the Company’s source of long-term medical isotope supply.

Nordion has been informed by the arbitration tribunal that, subject to agreement by Nordion and AECL, the tribunal proposes to render a decision in September 2012.  Nordion will provide an update as to the specific date of the decision as soon as it is confirmed.

Nordion served AECL with a notice of arbitration proceedings on July 8, 2008, after AECL and the Government of Canada unilaterally announced their intent to discontinue development work on the MAPLE facilities. The arbitration seeks to compel AECL to fulfil its contractual obligations to Nordion to complete the MAPLE facilities and, in the alternative and in addition to such order, to pay significant monetary damages.  Hearings in the arbitration were completed at the end of May 2012.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2011 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 500 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc.

CONTACTS:

MEDIA:
Tanya Pobuda
(613) 592-3400 x. 2280
Cell: (613) 793-7984
tanya.pobuda@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion